Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009
—
(202) 387-5400

Telecopy Number
(202) 745-1920

E-Mail Address
Cassidy_Law@aol.com

Practice Limited to
Federal Securities
Law Matters

September 8, 2006

HAND DELIVERED
John Reynolds
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: Robert James & Associates Offering Statement on Form 1-A, Amendment #3
        File No. 24-10142
        Date of Comment Letter: July 5, 2006

Dear Mr. Reynolds:

I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 3 to the Offering Circular on Form 1-A of Robert James & Associates, and three of which, without exhibits, are marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment, marked to show changes, to Blaise Rhodes of the Securities and Exchange Commission.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated July 5, 2006 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

<u>Item 4</u>

1.   The requested disclosure has been added and appears on under Item 4.

2.   The Company intends to offer the securities to be qualified in this offering within the rules of the states in which it intends to sell. On a state level, the Company intends to offer these

securities in a manner similar to an offering made pursuant to Rule 506 of Regulation D which imposes a limitation on the manner of offering to prohibit general solicitation or advertising and to sell to investors with knowledge or experience in financial and business matters or who is an accredited investor. The Company will not sell any securities in states in which it is in violation of state law.

The Company notes that it has reviewed some of the offering circulars that have been filed with the Commission under Regulation A. Some of these offering circulars state that they intend to rely on state exemptions from registration for sale within those states. *See* Broadband Communication Services, Inc., filed September 8, 2005, file #24-10123 and Loans4Less.com, Inc., filed February 23, 2006, file #24-10109. The Company intends to offer its securities on a private basis and rely on the state exemptions, where available, in a like manner of these qualified offerings.

A. A. Sommer, Jr. comments in his *Securities Law Techniques* (Vol. 1, section 3.03[1][d]):

> "One possible structure for the offering is the use of state non-public offering exemptions from registration in connection with a federal Regulation A exemption. . .∴ Such a combination may require modification of some aspect of the proposed offering, such as the elimination of all forms of advertising or public announcements, and a limitation on the number of offerees and purchasers in a particular state. However, the combination of the state non-public offering exemption and Regulation A may provide the issuer with a vehicle that best suits its needs."

3.   The Company does not perceive any role for the contracted insurance agents in the sale of this offering. The Company perceives that its contracted insurance agents will probably be the primary purchasers of the securities offered herein as they have often expressed an interest to do so.

4.   The requested disclosure has been added and appears under Item 4.

5.   The offering no longer includes the sale of shares by any current holder thereof.

Item 5

6.   The noted disclosure has been removed.

Cover Page .

7.   The offering no longer includes the sale of shares by any current holder thereof.

8.   The offering no longer includes the sale of shares by any current holder thereof.

9.   The offering no longer includes the sale of shares by any current holder thereof.

Summary Information

10.   The requested disclosure has been added and appears on pages 2, 7 and 21.

11.   The requested disclosure has been added and appears on pages 2 and 14.

Risk Factors

12.   The requested disclosure has been added and appears on page 3.

13.   The requested disclosure has been added and appears beginning on page 3.

14.   Disclosure has been added to further explain the use of proceeds and appear on pages 5 and 12. The Company notes the Staff's reference to Instruction 6 to Item 5 of Regulation A but reads this to refer to reserving the right to subsequently change uses of proceeds that are specifically initially detailed in the offering circular. The Company relies upon Instruction 1 to Item 5 which contemplates the more unspecified use of proceeds, such as the case with the Company.

15.   The requested disclosure has been added and appears on page 5.

16.   The requested disclosure has been added and appears on page 5.

17.   The requested disclosure has been modified and appears on page 5.

18.   The requested disclosure has been modified and appears on page 6.

19.   The requested disclosure has been relocated and now appears on page 26.

20.   The requested disclosure has been added and appears on page 7.

21.   The requested disclosure has been added and appears beginning on page 3.

Dilution

22.   The requested dilution tables appear beginning on page 8. The requested discussion of the use of proceeds appears in that section on page 11.

23.   Although we do not see any contradiction in the language noted, the section has been rewritten.

Plan of Distribution

24.   The requested disclosure has been added and appears on page 10.

25.   The dilution calculation with the conversion of the 5,000 shares has been expanded and the requested additional disclosure has been added and appears on pages 8 and 9.

Use of Proceeds

26.   The requested disclosure has been added and appears on page 26.

27.   Although on December 31, 2005, the Company had a cash balance of $5,800, which amount fluctuates daily, the Company does not expect that it will have to raise additional funds in the next 12 months for several reasons. The Company has operated in the manner in which it currently operates for the past 14 years and has never needed to borrow funds or raise capital despite a similar cash balance from time to time. Also, the Company is not engaged in a capital intensive business so that no outlay of funds is required to continue operations as there are no raw materials to be purchased, salaries other than those of the major shareholder and director to be paid, overhead or debts that require immediate payments.

28.   The requested disclosure appears on page 12.

29.   The noted language has been eliminated from the disclosure as such language was only hypothetically responding to circumstances which would cause the company to vary from its disclosed use of proceeds but such language was more confusing than illuminating and not responsive to a comprehensive understanding of the Company or its intended use of proceeds. The Company does not see anticipate or project using any proceeds for the acquisition of any other businesses as that is not the Company's anticipated method for growth.

30.   The Company believes that it has expanded upon the projected use of proceeds to the extent is possible at this time. As stated in the disclosure, the Company intends to increase the number of its workshops and seminars and to increase the courses offered at the Academy. The Company does not have any additional finite figures on exactly what will be allocated to what other than its overall expansion program.

31.   The requested disclosure has been added. The language regarding nominal amount of proceeds raised has been moved to make it more readily apparent.

32.   The requested disclosure has been added.

33.   This language has been removed. The Company does own the Academy and the earlier language referred to the possibility of a third party offering to acquire the Academy from the Company which could have impacted the uses of proceeds.

34.   The Company notes the Staff's reference to Instruction 6 to Item 5 of Regulation A but reads this to refer to reserving the right to subsequently change uses of proceeds that are specifically initially detailed in the offering circular. The Company relies upon Instruction

1 to Item 5 which contemplates the more unspecified use of proceeds, such as the case with the Company.

Description of the Business

35. The Company does not have a formal method of evaluating the effectiveness of its training programs other than reviewing the types and number of questions asked by the agents prior to and following training, the types of insurance policies being written and offered by the agents, and, primarily, feedback from the insurance agents. After the initial workshop training the Company contracts with agents to sell the products of certain insurance companies with whom the Company has previously entered into a contract for the training and supplying of such agents. If such training were not effective and the insurance agents were not writing appropriate policies, the Company would be able discover such poor understanding or the insurance companies would so inform the Company.

36. The requested disclosure has been added and appears on page 14. Attached to this letter is the 18-page AmerUS commission schedule which the Company provides as an example of the complexity of the commission payments. This schedule is confidential and provided only to the Commission to show that the explanation as it appears in the text of the Offering Statement is sufficiently inclusive and comprehensive to give the potential investor fair and complete disclosure. This schedule is confidential and not for publication or distribution otherwise than in this letter.

37. The requested clarification has been made and appears on pages 2 and 15.

38. To avoid confusion that term has been deleted throughout.

39. The requested disclosure has been added and appears on page 16.

Contracted Agents

40. The requested disclosure has been added and appears on page 17.

41. The language has been clarified and appears on page 17.

42. The requested disclosure has been added and appears on page 18.

43. The requested disclosure has been expanded and appears on pages 2 and 17.

American Annuity Academy

44. The requested disclosure has been added and appears on page 19.

45. The requested revisions have been made and appear on page 19 and throughout the document.

46.   The requested disclosure has been added and appears on page 19.

Marketing of the Company's Business

47.   The disclosure has been clarified and appears on page 20 and 25. The reference to 150 attendees at the workshop was an error and has been amended. The investment criteria has been expanded and appears on page 12.

48.   The basis for this statement is the empirical track record of the Company's agents. The language has been modified and appears on page 21.

49.   The noted language has been removed as although the Company is pleased with the response to its emailing it cannot claim that that is an excellent response.

50.   The requested disclosure has been clarified throughout making the distinction between the Workshops offered by the Company (referred to as the American Academy) and the shorter seminars.

51.   The disclosure regarding the proceeds to be allocated to the expansion of the Academy appears on pages 11 and 12 under the Use of Proceeds section. The Company does not have a time line for the expansion of the Academy as that depends on the success of the offering but anticipates that it will increase the frequency of the workshops but probably not the duration of each workshop.

52.   The requested disclosure has been added and appears on pages 20, 24 and 25.

53.   The Company does not have a specific marketing plan or specific amount of funds for use in different methods of development. The Company may purchase additional mailing lists from time to time but has no immediate plans to do so. In addition, the Company may advertise in trade publications or on the internet, yet again, it has no specific plans to do so. The Company believes that if and when the offering closes, it will increase its seminars and Academy workshops to expand its insurance agent base. To promote the increase in its seminars and workshops, the Company anticipates that it will use its internal mailing list base and perhaps additional methods of advertising as discussed in the offering circular.

54.   The Company does not anticipate using funds from this offering to hire new employees other than as may be effected by the use of the funds, as stated in the Use of Proceeds section, in certain areas that may then free up money from those areas for other uses. The Company has already hired new employees from its current revenue. The Use of Proceeds section itemizes that funds may be earmarked for payment of the salaries of Messrs. Tonachio.

55.   The basis for this disclosure is feedback from the insurance agents attending the Company's workshops and seminars who have also attended workshops and seminars of others and the Company's understanding of its seminars and workshops and those of its competitors.

56.   The requested disclosure has been added and appears on page 21.

Management's Discussion of Operations

57.   The requested disclosure has been added and appears on pages 13 and 25.

58.   The requested disclosure has been added and appears on pages 15, 24 and 25.

59.   The requested disclosure has been added and appears on page 25.

60.   The requested disclosure has been added and appears beginning on page 22.

61.   The requested disclosure has been added and appears on page 24.

Description of Property

62.   The requested disclosure has been added and appears on page 26.

63.   The requested disclosure has been added and appears on page 26.

Remuneration of Directors and Officers

64.   The determination of the valuation of the shares appears on page of the Offering Circular and the requested disclosure on forced redemption appears on pages 5, 10 and 26.

65.   The requested disclosure has been added and appears on page 28.

66.   The requested disclosure has been added and appears on page 27.

67.   There is no employment agreement with Robert Tonachio, Jr. and the other requested disclosure has been added and appears on page 28.

68.   The requested disclosure has been added and appears on pages 4 and 27.

69.   The requested disclosure has been added and appears on page 4.

70.   The Company is the beneficiary of the bulk of the key man insurance policy. In the event of the death of Mr. Tonachio, one-fifth of the key man insurance proceeds ($1,000,000) would be paid to the beneficiary of Mr. Tonachio and the remaining four-fifths ($4,000,000) would be paid to the Company.

71.   The requested disclosure has been added and appears on page 4.

72.   The requested language appears on page 13. The disclosure regarding agents not currently selling insurance products appears on page 2 and 15.

Indemnification

73.   The requested disclosure has been added and appears beginning on page 28.

Security Ownership of Management and Certain Security Holders

74.   The requested disclosure has been added and appears on page 30.

75.   The requested disclosure has been added and appears on page 30.

Conflicts of Interest

76.   The requested disclosure has been added and appears on page 32.

Securities Being Offered

77.   Mr. Tonachio is no longer a selling shareholder.

Preferred Stock

78.   The requested disclosure has been added and appears on page 27.

Financial Statements

General

79.   Please refer to the Statement of Stockholder's Equity and the financial statement disclosures.

80.   The financial statements do not cover an interim period.

81.   The Company has provided disclosure for all accounting standards which have not been adopted that are expected to impact the company.

Note A - Significant Accounting Policies

Other Assets

82.   Due to detailed scrutiny of SFAS 141 and 142 concerning the change of proprietorships to corporations, the Company has omitted the other asset referring to Contracts with Insurance Agents and therefore changed the value of stock issued to founders to par value. FASB specifically prohibits the inclusion of the valuation of the Contracts in the financial statements (balance sheet). However, the contracts still have value to the new corporation. FASB encourages inclusion of information useful to the users of the financial statements in the Notes to Financial Statements. The value of the Contracts has no financial statement value (because the company was born of a proprietorship and the founders maintain greater than 20% control), but does have a fair market value. The Company considers the valuation (described in previous responses to your comments) to be a conservative estimate of the value of a standing force of contracted and trained agents. Knowing that the Company already has a contracted and trained pool of insurance agents could be important to users of the financial statements. Knowing the valuation provided by the founders could prove useful to users who wish to have amounts which they can compare to industry statistics to assist in their decision-making. Therefore, the Company includes information referring to the founders' valuation of the Contracts with Insurance Agents in a Note to the financial statements.

83.   Please refer to response to Comment 82.

84.   The Company has reviewed in detail the references to which you refer in your comments. The Company agrees that the term "business combination" as defined by FAS 141 does not apply to this entity. FAS 141 Paragraph D12 provides that the related assets and liabilities are to be recorded at their carrying amounts at the date of transfer. This has no bearing on valuation of the covenant-not-to-compete as the covenant was not part of the transfer of net assets or exchange of equity interests between entities under common control. Your statement that the "covenant would have no value" is inconsistent with GAAP. Covenants are frequently used in the purchase of a closely held business to protect the new owner's investment from competition. Both FAS 141 and 142 treat covenants as intangible assets to be amortized. Under this agreement, the proprietor agreed not to compete with Robert James and Associates, Inc. for a period of five years. Due to the founder's product knowledge, industry skills, employee loyalty, customer loyalty, expertise and managerial skills he could pose a real and likely threat of competition to Robert James and Associates, Inc. without the covenant. Management estimated, and the accountant reviewed for reasonableness, the effect on projected cash flows over the term of the contract if the contract were not in force and the founder competed with the newly formed corporation. Since without the skills and contacts of the founder in the initial stages of the new corporation it would, in effect, become a "start-up", the largest effect was projected to take place in the first few years and diminish thereafter. These calculations were based on projected revenue in the first year with Mr. Tonachio's non-compete covenant, then

discounted by the estimated effect of his absence and competition. The annual income base remained static for the 5 year period while the discount decreased each year. In reality, with Mr. Tonachio's support, one could expect income to increase in the 2nd and 3rd year over the 1st year of re-organization.

Revenue Recognition

85.   GAAP (EITF Issue No. 99-19) indicates that whether a company should recognize revenue based on the gross amount billed to a customer depends on the facts and circumstances. Some indicators supporting gross amount billing include that the company performs part of the service and the company has discretion in supplier selection. Both of these situations apply in this circumstance. Therefore the company records gross premium as opposed to the amount billed less the amount paid to the supplier. Insurance broker industry standards speak in terms of premiums not in commissions. This policy also prevents confusion on the part of users of the financial statements. Gross Premiums less the Direct Expenses reflects the Gross Profit regardless of how each individual contract with the insurance company is stated. For example, in Comment #86, you requested clarification of how the Company records revenue when it receives only the override on sales by contracted agents instead of the entire commissions. Due to the Company's showing gross premium of insurance products then reducing this amount by Direct Expenses (which include any commissions paid due to those sales) to obtain Gross Profit, no clarification is needed on this point.

86.   Please refer to the response to Comment 85.

87.   How the Company meets the four criteria for revenue recognition under SAB 74: 1. Persuasive evidence of an arrangement exists-the client signs the insurance contract. 2. Delivery has occurred or services have been rendered-Company provided services of brokering insurance contract. 3. Seller's price to the buyer is fixed or determinable-face value of insurance contract. 4. Collectibility is reasonably assured-Depending on the contract with the vendor, when a cancellation takes place, the Company may be responsible for the commission paid to the agent in the event the agent refuses to pay it back. In the Company's history, this is a rare occurrence.

88.   American Annuity Academy-The Company hosted 1-2 sessions per year in the years 2004 and 2005. Expenses consisted of meeting rooms, telemarketing for the session, and expenses paid for the training instructors: transportation, accommodation, and board charges. In 2004 the expenses also included approximately $1,000 per session compensation for speakers. In 2005, the Company obtained new speakers and no longer pays compensation for the instruction. Expenses for the sessions are included in the income statement line item Advertising and Telemarketing. Attempting to separate all the costs incurred for American Annuity Academy sessions into a separate expense category from other advertising and telemarketing expenses has not been practicable for the years 2005 and prior. As stated in our response to comment #115 in your letter dated 4/4/06, these fees were not a "revenue stream" for 2004 and 2005. Therefore, the fees per session

reduced the amount in the expense category Advertising and Telemarketing. Fees for the workshop held June 2 and 3, 2006 approximated $8,200. As the Company expands, it will review its accounting policies in this and other areas.

Other

89. The comment has been noted.

Signatures

90. The requested signatures have been split out as separate lines.

Exhibits

91. Exhibits 15.1 and 15.2 have been refiled.

Exhibit 4.0

92. The Staff's comment has been noted and the subscription agreement is being revised and will be refiled as an exhibit.

Exhibit 6.1

93. The agreements with the insurance companies were signed by Mr. Tonachio as the principal of the sole proprietorship. Mr. Tonachio has notified the insurance companies that they are now operating as a corporation and all commission payments subsequent to such notification by the insurance companies have been made payable to the corporation.

94. The agreements have been filed as completely as possible but without the schedules of the commissions levels which, because such commissions are variable depending on the product sold and by which level of insurance agent, are not informative as to the commissions or revenues that the Company will receive at any given time and given the numerous pages involved would create a largely unreadable set of exhibits. An example of such schedules is being filed with the name of the insurance company redacted for privacy purposes.

Sincerely,



Lee W. Cassidy